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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following article relating to the Merger appeared in the February 6, 2002 edition of The Wall Street Journal. Dow Jones & Company, Inc. has expressly consented to the filing of this article with the Securities and Exchange Commission in connection with the Merger, the posting on HP's internal web site of a hyperlink to the text of the article, and the posting on HP's external web sites, www.hp.com and www.VotetheHPway.com, of a hyperlink to the text of the article.


THE WALL STREET JOURNAL
BUSINESS WORLD:  A "YES" FOR NOSEHOLDING SHAREHOLDERS
By HOLMAN W. JENKINS, JR.
02/06/2002
The Wall Street Journal
Page A19
(C) 2002, Dow Jones & Company, Inc.

It's a good time to be against anything CEOs with "vision" are in favor of, given the skepticism of the markets since Enron turned out to be a hallucination. Funny thing, then, that a merger that has been the hardest sell in memory, one that most thought was toast, looks more likely with each passing day.

That's Hewlett Packard and Compaq, dumped on by the market since it was announced last September, lobbied against by the founding Hewlett and Packard families. It still faces a tight squeeze in a shareholder vote next month, since a big chunk of patrimonial stock (18% of H-P's outstanding shares) has already declared against the deal. Unusual for such situations, much may depend on the 25% of shares owned by retail investors, who seldom bother to vote.

They won't get much help. Nobody outside the firms themselves seems to offer much conviction on whether consolidation is the best way of coping with the sad circumstances of the PC industry today. On whether Compaq or H-P is more doomed without the deal, analysts come to wildly opposing conclusions. A vocal one or two believe nothing can save either.

No wonder, after weeks of listening to Walter Hewlett, son of the founder, philanthropist and dissenting H-P board member, that suddenly CEOs Carly Fiorina and Michael Capellas are beginning to sound like the only realistic game in town. Though his fears are cogent, Mr. Hewlett is finding that his writ runs only so far with the media and investors if he isn't prepared to take over the job of running the firm according to his own roadmap.

Yet as proxy fights go, this has been a relatively civil affair. The usual innuendoes about one side or the other conducting illicit liaisons with parakeets have been absent.

True, H-P has been hinting the scion Mr. Hewlett really should resign his seat now that he has come out against a merger he voted for as a board member, even going so far as to lobby other big shareholders to vote no.

For his part, Mr. Hewlett has begun to whine a little. He first insisted he voted for the deal to make sure H-P got a good price for Compaq, figuring he could vote against it later as a shareholder. Lately, though, he has begun to claim he was misled into his seeming inconsistency. He should have settled for the credit he would have deserved for wearing two hats well, as board member of H-P and head of a foundation whose interests are not synonymous with those of other shareholders.



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Meanwhile, Ms. Fiorina has raised doubts about his business acumen. "Walter
Hewlett is a good man . . . [But] we believe comparative business experience is germane." (Hint, hint: He's a dilettante).

In turn, Mr. Hewlett insinuated that Ms. Fiorina and other senior managers are mainly interested in a big payday for pushing the merger through. (Hint, hint:
She's a grabby corporate fatcat).

Yet all this is magisterially beside the point. The pinion of the controversy was stated clearly enough by Richard Schlosberg III, head of the Packard Foundation, which has also opposed the merger: "Our particular risk profile may not be the same as other shareholders."

It all comes down to a question of temperament and taste: Do you like your risk served hot or cold? Both foundations would be the horror of any decent financial planner, since their assets are heavily concentrated in H-P stock. But the computer industry is changing. Are companies going to get ahead of change and possibly make fools of themselves? Or hold back and blame circumstances for any bad outcome? That latter option is more tempting for a highly visible foundation head than an invisible shareholder who knows nobody is going to come hunting his scalp if the merger turns out badly.

Nor has Mr. Hewlett hit upon a novel theme when he says big mergers frequently produce disappointing results. His filings with the SEC consist mostly of slickly comparing the overpromising that preceded previous mergers with charts of their dismal share prices afterwards. Alas, this proves far less than Mr. Hewlett thinks.

Everybody knows mergers are brutal. Nobody would undertake one if a better idea were handy, so even proposing a complicated merger already implies a worried outlook on the future. A point that Compaq's Michael Capellas keeps coming back to is: "If not this, then what?"

Mr. Hewlett also says technology companies survive by innovating rapidly, which they can't do when drowning in the organizational chaos of a merger. True -- two years ago. Now both consumers and business seem less enamored of the latest chip and the newest operating systems. Everything has slowed down as people seek real value that they weren't necessarily finding in the relentless upgrade cycle and perpetual foot race to the next big thing. The reasons are many, but we are inclined to blame the folks who killed Napster. The defunct music-thieving service was a big driver of demand for fancier PCs and consumer broadband, not to mention a force for making Hollywood et al move faster than they are now moving in bringing digital entertainment online.

If this is maturity, it has come to customers as well as to the computer industry that serves them. People want stuff that not only is proven to work technically but also proven to work economically. IBM is thriving in such an environment despite its lumbering size and lack of pizzazz. Indeed, H-P and Compaq had already independently decided that the future lay with emulating Big Blue, then further decided it would be better if they didn't have to fight each other in the process.

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Both companies, naturally, say they're beavering away on strategies that will be successful whether the merger succeeds or not, but H-P in particular will be in for a period of chaos if the merger is defeated. Ms. Fiorina would likely be a goner. And without a means to get bigger quickly, H-P's alternative would be to get smaller, leaning more heavily on its successful printer business (whose profits actually come largely from ink refills). That might seem safer in the short run but would likely prove riskier in the long run.

Mr. Hewlett is a man without a plan. Nonrelatives of Walter would be living la vida loca to vote against the only idea on the table. Worse, retail investors can't even enjoy the privilege of passivity, since they'll now have to get off their duffs and send in their proxies to save Hewlett-Packard from the Hewletts and Packards. And whatever happens, we'll never know if the road not taken might have been even worse.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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